As Filed With the Securities and Exchange Commission on July 15, 2008

Registration No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MONDAS MINERALS CORP.
(Exact name of registrant as specified in its charter)

Delaware	1000	26-2517432
(State or jurisdiction of incorporation)	**(Primary Standard Industrial Classification Code Number)**	**(I.R.S. Employer Identification No.)**

13983 West Stone Avenue
Post Falls, ID 83854
Telephone 1-208-964-0755
(Address and telephone number of registrant's principal executive offices)

Robert C. Weaver, Attorney at Law
721 Devon Court
San Diego, CA 92109
Telephone 1-858-488-4433 Facsimile 1-858-488-2555
(Name, address and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 463(b) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 463(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated files, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)	

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit[1]	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee[2]
Common Stock, Shares	1,000,000	$0.025	$25,000	$0.98

(1) This is an initial offering and no current trading market exists for our common stock. The offering price was arbitrarily determined by Mondas Minerals Corp.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended (the "Securities Act").

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such section 8(a), may determine.

MONDAS MINERALS CORP.

Prospectus

1,000,000 SHARES
COMMON STOCK AT $.025 PER SHARE

This is the initial offering of common stock of Mondas Minerals Corp. and no public market currently exists for the securities being offered. We are offering for sale a total of 1,000,000 shares of common stock at a price of $.025 per share. The offering is being conducted on a self-underwritten, best effort, all-or-none basis, which means our officer and/or director, Scott D. Bengfort will attempt to sell the shares. This Prospectus will permit our officer and/or director to sell the shares directly to the public, with no commission or other remuneration payable to him for any shares he may sell. Mr. Bengfort will sell the shares and intends to offer them to friends, relatives, acquaintances and business associates. In offering the securities on our behalf, he will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934. We intend to open a standard, non-interest bearing, bank checking account to be used only for the deposit of funds received from the sale of the shares in this offering. If all the shares are not sold and the total offering amount is not deposited by the expiration date of the offering, the funds will be promptly returned to the investors, without interest or deduction, however there is no assurance we will be able to do so. The shares will be offered at a price of $.025 per share for a period of one hundred and eighty (180) days from the effective date of this prospectus, unless extended by our board of director for an additional 90 days. The offering will end on _____, 200__ (date to be inserted in a subsequent amendment).

	Offering Price Per Share	Commissions	Proceeds to Company Before Expenses
Common Stock	$0.025	Not Applicable	$25,000
Total	$0.025	Not Applicable	$25,000

Mondas Minerals Corp. is an exploration stage company and currently has no operations. Any investment in the shares offered herein involves a high degree of risk. You should only purchase shares if you can afford a loss of your investment. Our independent auditor has issued an audit opinion for Mondas Minerals Corp. which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

As of the date of this prospectus, our stock is presently not traded on any market or securities exchange and there is no assurance that a trading market for our securities will ever develop.

The purchase of the securities offered through this prospectus involves a high degree of risk. You should carefully read and consider the section of this prospectus entitled "Risk Factors" on pages 4 through 9 before buying any shares of Mondas Minerals Corp.'s common stock.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the U.S. Securities Commission has been cleared of comments and is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion, Dated July 14, 2008

TABLE OF CONTENTS

MONDAS MINERALS CORP.
13983 West Stone Avenue
Post Falls, ID 83854

PROSPECTUS SUMMARY

As used in this prospectus, unless the context otherwise requires, "we," "us," "our" and, "Mondas Minerals"refers to Mondas Minerals Corp. The following summary is not complete and does not contain all of the information that may be important to you. You should read the entire prospectus before making an investment decision to purchase our common stock.

General Information about Our Company

Mondas Minerals Corp. was incorporated in the State of Delaware on April 25, 2008 to engage in the acquisition, exploration and development of natural resource properties. We intend to use the net proceeds from this offering to develop our business operations. (See "Business of the Company" and "Use of Proceeds".) We are an exploration stage company with no revenues or operating history. The principal executive offices are located at 13983 West Stone Avenue, Post Falls, ID 83854. The telephone number is (208) 964-0755.

We received our initial funding of $15,000 through the sale of common stock to our officer and director who purchased 1,500,000 shares of our common stock at $0.01 per share on May 13, 2008. Our financial statements from inception (April 25, 2008) through the year ended June 30, 2008 report no revenues and a net loss of $7,000. Our independent auditor has issued an audit opinion for Mondas Minerals Corp. which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

We currently own a 100% undivided interest in a mineral property, the Ram 1-4 Mineral Claims (known as the "Ram Property.") The Ram Property consist of an area of 82.64 acres located in the Lida Quadrangle Area, Esmeralda County, Nevada. Title to the Ram Property is held by Mondas Minerals Corp. Our plan of operation is to conduct mineral exploration activities on the property in order to assess whether it contains mineral deposits capable of commercial extraction.

We have not earned any revenues to date. We do not anticipate earning revenues until such time as we enter into commercial production of our mineral properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of mineral resources on our property, or if such deposits are discovered, that we will enter into further substantial exploration programs.

There is no current public market for our securities. As our stock is not publicly traded, investors should be aware they probably will be unable to sell their shares and their investment in our securities is not liquid.

THE OFFERING

The Issuer:	Mondas Minerals Corp.
Securities Being Offered:	1,000,000 shares of common stock.
Price per Share:	$0.025
Offering Period:	The shares are offered for a period not to exceed 180 days, unless extended by our board of directors for an additional 90 days.
Net Proceeds:	$25,000
Securities Issued and Outstanding:	1,500,000 shares of common stock were issued and outstanding as of the date of this prospectus.

Registration Costs:	We estimate our total offering registration costs to be $5,000.
Risk Factors:	See "Risk Factors" and the other information in this prospectus for a discussion of the factors you should consider before deciding to invest in shares of our common stock.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock, when and if we trade at a later date, could decline due to any of these risks, and you may lose all or part of your investment.

Risks Associated to our Business

We are an exploration stage company but have not yet commenced exploration activities on our claims. We expect to incur operating losses for the foreseeable future.

We were incorporated on April 25, 2008 and to date have been involved primarily in organizational activities and the acquisition of the mineral claims. We have not yet commenced exploration on the Ram 1-4 Mineral Claims (known as the "Ram Property.") Accordingly, we have no way to evaluate the likelihood that our business will be successful. We have not earned any revenues as of the date of this prospectus. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues. We expect to incur significant losses into the foreseeable future. We recognize that if mineral production is not forthcoming from the claims, we will not be able to continue business operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and it is doubtful that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

We have yet to earn revenue and our ability to sustain our operations is dependent on our ability to raise financing. As a result, our accountant believes there is substantial doubt about our ability to continue as a going concern.

We have accrued net losses of $7,000 for the period from our inception on April 25, 2008 to June 30, 2008, and have no revenues to date. Our future is dependent upon our ability to obtain financing and upon future profitable operations from the development of our mineral claims. These factors raise substantial doubt that we will be able to continue as a going concern. Moore & Associates, CPA, our independent auditor, has expressed substantial doubt about our ability to continue as a going concern. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our business plan. As a result we may have to liquidate our business and you may lose your investment. You should consider our auditor's comments when determining if an investment in Mondas Minerals Corp. is suitable.

Without the funding from this offering we will be unable to implement our business plan.

Our current operating funds are less than necessary to complete the intended exploration program on our mineral claims. We will need the funds from this offering to complete our business plan. As of June 30, 2008, we had cash in the amount of $8,000. We are an exploration stage company with no revenues or operating activities.

Because of the unique difficulties and uncertainties inherent in mineral exploration ventures, we face a high risk of business failure.

You should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The Ram Property does not contain a known body of any commercial minerals and, therefore, any program conducted on the Ram Property would be an exploratory search of any minerals   There is no certainty that any expenditures made in the exploration of the Ram Property will result in discoveries of any commercial quantities of minerals. Most exploration projects do not result in the discovery of commercially mineable mineral deposits. Problems such as unusual or unexpected formations and other conditions are common to mineral exploration activities and often result in unsuccessful exploration efforts. If the results of our exploration program do not reveal viable commercial mineralization, we may decide to abandon our claim and acquire new claims for new exploration. Our ability to acquire additional claims will be dependent upon our possessing adequate capital resources when needed. If no funding is available, we may be forced to abandon our operations.

We have no known mineral reserves and if we cannot find any, we may have to cease operations.

We have no mineral reserves. If we do not find any commercially exploitable mineral reserves or if we cannot complete the exploration of any mineral reserves, either because we do not have the money to do so or because it is not economically feasible to do so, we may have to cease operations and you may lose your investment. Mineral exploration is highly speculative. It involves many risks and is often non-productive. Even if we are able to find mineral reserves on our property our production capability will be subject to further risks including:

— The costs of bringing the property into production including exploration work, preparation of production feasibility studies, and construction of production facilities, all of which we have not budgeted for;
— The availability and costs of financing;
— The ongoing costs of production; and
— Risks related to environmental compliance regulations and restraints.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the lack of milling facilities and processing equipment near the Bonanza Property, and other factors such as government regulations, including regulations relating to allowable production, the importing and exporting of minerals, and environmental protection.

Given the above noted risks, the chances of our finding and commercially exploiting reserves on our mineral properties are remote and funds expended on exploration will likely be lost.

Because of the inherent dangers involved in mineral exploration, there is a risk that we may incur liability or damages as we conduct our business.

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. At the present time we have no insurance to cover against these hazards. The payment of such liabilities may result in our inability to complete our planned exploration program and/or obtain additional financing to fund our exploration program.

As we undertake exploration of our mineral claims, we will be subject to compliance with government regulation that may increase the anticipated cost of our exploration program.

There are several governmental regulations that materially restrict mineral exploration. We will be subject to the laws of the State of Nevada as we carry out our exploration program. We may be required to obtain work permits, post bonds and perform remediation work for any physical disturbance to the land in order to comply with these laws. If we enter the production phase, the cost of complying with permit and regulatory environment laws will be greater because the impact on the project area is greater. Permits and regulations will control all aspects of the production program if the project continues to that stage. Examples of regulatory requirements include:

(a) Water discharge will have to meet drinking water standards;
(b) Dust generation will have to be minimal or otherwise re-mediated;
(c) Dumping of material on the surface will have to be re-contoured and re-vegetated with natural vegetation;
(d) An assessment of all material to be left on the surface will need to be environmentally benign;
(e) Ground water will have to be monitored for any potential contaminants;
(f) The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be remediated; and
(g) There will have to be an impact report of the work on the local fauna and flora including a study of potentially endangered species.

There is a risk that new regulations could increase our costs of doing business and prevent us from carrying out our exploration program. We will also have to sustain the cost of reclamation and environmental remediation for all exploration work undertaken. Both reclamation and environmental remediation refer to putting disturbed ground back as close to its original state as possible. Other potential pollution or damage must be cleaned-up and renewed along standard guidelines outlined in the usual permits. Reclamation is the process of bringing the land back to its natural state after completion of exploration activities. Environmental remediation refers to the physical activity of taking steps to remediate, or remedy, any environmental damage caused. The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the recommended work program. If remediation costs exceed our cash reserves we may be unable to complete our exploration program and have to abandon our operations.

Because our sole officer and/or director does not have any formal training specific to the technicalities of mineral exploration, there is a higher risk our business will fail.

Our sole officer and director is Scott D. Bengfort. Mr. Bengfort has no formal training as a geologist or in the technical aspects of management of a mineral exploration company. His prior business experiences have primarily been in sales and marketing and not in the mineral exploration business. With no direct training or experience in these areas, our management may not be fully aware of the specific requirements related to working within this industry. Our management's decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry.

Because our current officer/director has other business interests, he may not be able or willing to devote a sufficient amount of time to our business operations, causing our business to fail.

Mr. Scott D. Bengfort, our officer/director, currently devotes approximately 5 hours per week providing management services to us. While he presently possesses adequate time to attend to our interest, it is possible that the demands on him from other obligations could increase, with the result that he would no longer be able to devote sufficient time to the management of our business. This could negatively impact our business development.

There is a risk that our property does not contain any known bodies of ore resulting in any funds spent on exploration being lost.

There is the likelihood of our mineral claim containing little or no economic mineralization or reserves. We have a geological report detailing previous exploration in the area, and the claim has been staked per Nevada regulations. However, there is the possibility that previous work conducted was not carried out properly and our claim does not contain any reserves, resulting in any funds spent on exploration being lost.

Because we have not surveyed the Ram 1-4 Mineral Claims, we may discover mineralization on the claims that is not within our claim boundaries.

While we have conducted a mineral claim title search, this should not be construed as a guarantee of claim boundaries. Until the claim is surveyed, the precise location of the boundaries of the claim may be in doubt. If we discover mineralization that is close to the claim boundaries, it is possible that some or all of the mineralization may occur outside the boundaries. In such a case we would not have the right to extract those minerals.

If we discover commercial reserves of precious metals on our mineral property, we can provide no assurance that we will be able to successfully advance the mineral claims into commercial production.

If our exploration program is successful in establishing ore of commercial tonnage and grade, we will require additional funds in order to advance the claim into commercial production. Obtaining additional financing would be subject to a number of factors, including the market price for the minerals, investor acceptance of our claims and general market conditions. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. The most likely source of future funds is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. We may be unable to obtain any such funds, or to obtain such funds on terms that we consider economically feasible and you may lose any investment you make in this offering.

If access to our mineral claims is restricted by inclement weather, we may be delayed in our exploration and any future mining efforts.

It is possible that snow or rain could cause the mining roads providing access to our claims to become impassable. If the roads are impassable we would be delayed in our exploration timetable.

Based on consumer demand, the growth and demand for any ore we may recover from our claims may be slowed, resulting in reduced revenues to the company.

Our success will be dependent on the growth of demand for ores. If consumer demand slows our revenues may be significantly affected. This could limit our ability to generate revenues and our financial condition and operating results may be harmed.

Risks Associated with this Offering

The trading in our shares will be regulated by the Securities and Exchange Commission Rule 15G-9 which established the definition of a "Penny Stock."

The shares being offered are defined as a penny stock under the Securities and Exchange Act of 1934, and rules of the Commission. The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of $4,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 ($300,000 jointly with spouse), or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, a broker dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Commission. Consequently, the penny stock rules may make it difficult for you to resell any shares you may purchase, if at all.

We are selling this offering without an underwriter and may be unable to sell any shares.

This offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell our shares through our officer/director, who will receive no commissions. Mr. Bengfort will offer the shares to friends, relatives, acquaintances and business associates, however, there is no guarantee that he will be able to sell any of the shares. Unless he is successful in selling all of the shares and we receive the proceeds from this offering, we may have to seek alternative financing to implement our business plan.

Due to the lack of a trading market for our securities, you may have difficulty selling any shares you purchase in this offering.

We are not registered on any public stock exchange. There is presently no demand for our common stock and no public market exists for the shares being offered in this prospectus. We plan to contact a market maker immediately following the completion of the offering and apply to have the shares quoted on the Over-The-Counter Electronic Bulletin Board (OTCBB). The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter (OTC) securities. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filing with the SEC or applicable regulatory authority. Market makers are not permitted to begin quotation of a security whose issuer does not meet his filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 to 60 day grace period if they do not make their required filing during that time. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale. As of the date of this filing, there have been no discussions or understandings between Mondas Minerals Corp. and anyone acting on our behalf, with any market maker regarding participation in a future trading market for our securities. If no market is ever developed for our common stock, it will be difficult for you to sell any shares you purchase in this offering. In such a case, you may find that you are unable to achieve any benefit from your investment or liquidate your shares without considerable delay, if at all. In addition, if we fail to have our common stock quoted on a public trading market, your common stock will not have a quantifiable value and it may be difficult, if not impossible, to ever resell your shares, resulting in an inability to realize any value from your investment.

We will be holding all the proceeds from the offering in a standard bank checking account until all shares are sold. Because the shares are not held in an escrow or trust account there is a risk your money will not be returned if all the shares are not sold.

All funds received from the sale of shares in this offering will be deposited into a standard bank checking account until all shares are sold and the offering is closed, at which time, the proceeds will be transferred to our business operating account. In the event all shares are not sold we have committed to promptly return all funds to the original purchasers. However since the funds will not be placed into an escrow, trust or other similar account, there can be no guarantee that any third party creditor who may obtain a judgment or lien against us would not satisfy the judgment or lien by executing on the bank account where the offering proceeds are being held, resulting in a loss of any investment you make in our securities.

You will incur immediate and substantial dilution of the price you pay for your shares.

Our existing stockholder acquired his shares at a cost of $.01 per share, a cost per share substantially less than that which you will pay for the shares you purchase in this offering. Upon completion of this offering the net tangible book value of the shares held by our existing stockholder (1,500,000 shares) will be increased by $.018 per share without any additional investment on his part. The purchasers of shares in this offering will incur immediate dilution (a reduction in the net tangible book value per share from the offering price of $.025 (per share) to $0.007 per share. As a result, after completion of the offering, the net tangible book value of the shares held by purchasers in this offering would be $.018 per share, reflecting an immediate reduction in the $.025 per share paid for their shares.

We will incur ongoing costs and expenses for SEC reporting and compliance. Without revenue we may not be able to remain in compliance, making it difficult for investors to sell their shares, if at all.

Our business plan allows for the payment of the estimated $5,000 cost of this registration statement to be paid from existing cash on hand. If necessary, Mr. Bengfort, our director, has verbally agreed to loan the company funds to complete the registration process. We plan to contact a market maker immediately following the close of the offering and apply to have the shares quoted on the OTC Electronic Bulletin Board. To be eligible for quotation, issuers must remain current in their filings with the SEC. In order for us to remain in compliance we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. If we are unable to generate sufficient revenues to remain in compliance it may be difficult for you to resell any shares you may purchase, if at all.

Mr. Bengfort, the director of the company, beneficially owns 100% of the outstanding shares of our common stock. After the completion of this offering he will own 60% of the outstanding shares. If he chooses to sell his shares in the future, it might have an adverse effect on the price of our stock.

Due to the amount of Mr. Bengfort's share ownership in our company, if he chooses to sell his shares in the public market, the market price of our stock could decrease and all shareholders suffer a dilution of the value of their stock. If he does sell any of his common stock, he will be subject to Rule 144 under the 1933 Securities Act which will restrict his ability to sell his shares.

USE OF PROCEEDS

Assuming sale of all of the shares offered herein, of which there is no assurance, the net proceeds from this offering will be $25,000. The proceeds are expected to be disbursed, in the priority set forth below, during the first twelve (12) months after the successful completion of the offering:

Category	Planned Expenditures Over the Next 12 Months
Phase 1 Exploration Program	$ 9,500
Phase 2 Exploration Program	$ 9,500
Legal and Accounting	$ 5,000
Administrative	$ 1,000
TOTAL PROCEEDS TO COMPANY	$ 25,000

We will establish a separate bank account and all proceeds will be deposited into that account until the total amount of the offering is received and all shares are sold, at which time the funds will be released to us for use in our operations. In the event we do not sell all of the shares before the expiration date of the offering, all funds will be returned promptly to the subscribers, without interest or deduction. If necessary, Mr. Bengfort, our director, has verbally agreed to loan the company funds to complete the registration process but we will require full funding to implement our complete business plan.

DETERMINATION OF OFFERING PRICE

The offering price of the shares has been determined arbitrarily by us. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately-held company. In determining the number of shares to be offered and the offering price, we took into consideration our cash on hand and the amount of money we would need to implement our business plans. Accordingly, the offering price should not be considered an indication of the actual value of the securities.

DILUTION

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing shareholders.

As of June 30, 2008, the net tangible book value of our shares was $8,000 or $.005 per share, based upon 1,500,000 shares outstanding.

Upon completion of this offering, but without taking into account any change in the net tangible book value after completion of this offering other than that resulting from the sale of the shares and receipt of the total proceeds of $25,000, the net tangible book value of the 2,500,000 shares to be outstanding will be $33,000, or approximately $.007 per share. Accordingly, the net tangible book value of the shares held by our existing stockholder (1,500,000 shares) will be increased by $.018 per share without any additional investment on his part. The purchasers of shares in this offering will incur immediate dilution (a reduction in the net tangible book value per share from the offering price of $.025 (per share) or $.007 per share. As a result, after completion of the offering, the net tangible book value of the shares held by purchasers in this offering would be $.018 per share, reflecting an immediate reduction in the $.025 price per share he paid for their shares. After completion of the offering, the existing shareholder will own 60.0% of the total number of shares then outstanding, for which he will have made an investment of $15,000 or $.01 per share. Upon completion of the offering, the purchasers of these shares offered hereby will own 40.0% of the total number of shares then outstanding, for which they will have made a cash investment of $25,000, or $.025 per share.

The following table illustrates the per share dilution to the new investors:

Public Offering Price Per Share	$.025
Net Tangible Book Value Prior to this Offering	$.005
Net Tangible Book Value After Offering	$.018
Immediate Dilution per Share to New Investors	$.007

The following table summarizes the number and percentages of shares purchased, the amount and percentage of consideration paid and the average price per share paid by our existing stockholder and by new investors in this offering:

	Price Per Share	Total Number of Shares Held	Percent of Ownership	Consideration Paid
Existing Shareholder	$.01	1,500,000	60.0	$15,000
Investors in this Offering	$.025	1,000,000	40.0	$25,000

PLAN OF DISTRIBUTION

Offering will be sold by our Officer and/or Director

This is a self-underwritten offering. This prospectus permits our officer and/or director to sell the shares directly to the public, with no commission or other remuneration payable to him for any shares he may sell. There are no plans or arrangement to enter into any contracts or agreements to sell the shares with a broker or dealer. Our officer/director, Mr. Scott D. Bengfort will sell the shares and intends to offer them to friends, relatives, acquaintances and business associates. In offering the securities on our behalf, he will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Our officer /director will not register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an Issuer may participate in the offering of the Issuer's securities and not be deemed to be a broker-dealer.

a. Our officer/director is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of their participation; and,

b. Our officer/director will not be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transaction in securities; and

c. Our officer/director is not, nor will he be at the time of his participation in the offering, an associated person of a broker-dealer; and

d. Our officer/director meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (A) primarily performs or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of our company, other than in connection with transactions in securities; and (B) is not a broker or dealer, or been an associated person of a broker or dealer, within the preceding twelve months; and (C) has not participated in selling and offering securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

Our officer/director, control person and affiliate of same do not intend to purchase any shares in this offering.

Terms of the Offering

The shares will be sold at the fixed price of $.025 per share until the completion of this offering. There is no minimum amount of subscription required per investor, and subscriptions, once received, are irrevocable.

This offering will commence on the date of this prospectus and will continue for a period of 180 days (the "Expiration Date"), unless extended by our Board of Directors for an additional 90 days.

Deposit of Offering Proceeds

This is a "best efforts", "all or none" offering and, as such, we will not be able to spend any of the proceeds unless all the shares are sold and all proceeds are received. We intend to hold all funds collected from subscriptions in a separate bank account until the total amount of $25,000 has been received. At that time, the funds will be transferred to our business account for use in implementation of our business plan. In the event the offering is not sold out prior to the Expiration Date, all money will be promptly returned to the investors, without interest or deduction. We determined the use of the standard bank account was the most efficient use of our current limited funds. Please see the "Risk Factors" section to read the related risk to you as a purchaser of any shares.

Procedures and Requirements for Subscription

If you decide to subscribe to any shares in this offering, you will be required to execute a Subscription Agreement and tender it, together with a check or bank money order made payable to Mondas Minerals Corp. Subscriptions, once received by the company, are irrevocable.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 100,000,000 shares of common stock, with a par value of $0.0001 per share. As of July 14, 2008, there were 1,500,000 shares of our common stock of our common stock issued and outstanding that was held of record by one (1) registered stockholder.

Common Stock

The following is a summary of the material rights and restrictions associated with our common stock. This description does not purport to be a complete description of all of the rights of our stockholders and is subject to, and qualified in its entirety by, the provisions of our most current Articles of Incorporation and Bylaws, which are included as exhibits to this Registration Statement.

The holders of our common stock currently have (i) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stock holders may vote. All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this offering, when issued, will be fully paid for and non-assessable. Please refer to the Company's Articles of Incorporation, By-Laws and the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of the Company's securities.

Non-Cumulative Voting

The holders of shares of common stock of the Company do not have cumulative voting rights, which means that the holder of more than 50% of such outstanding shares, voting for the election of director, can elect all of the directors to be elected, if he so chooses, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. After this Offering is completed, the present stockholder will own 60% of the outstanding shares. (See "Dilution").

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.


INTEREST OF NAMED EXPERTS AND COUNSEL


None of the below described experts or counsel have been hired on a contingent basis and none of them will receive a direct or indirect interest in the Company.

The law firm of Robert C. Weaver, Jr. has passed upon the validity of the shares being offered and certain other legal matters and is representing us in connection with this offering. Mr. Weaver's consent is attached to this prospectus as an exhibit.

Moore & Associates, CPA, our independent certified public accountant, has audited our financial statements included in this prospectus and registration statement to the extent and for the periods set forth in their audit report. Moore & Associates, CPA has presented its report with respect to our audited financial statements. The report of Moore and Associates, CPA is included in reliance upon their authority as experts in accounting and auditing, and his consent is attached to this prospectus as an exhibit.

James W. McLeod, P. Geo. is our consulting geologist. Mr. McLeod is a consulting professional geologist in the Geological Section and is a member in good standing of the Association of Professional Engineers and Geoscientists in British Columbia, Canada. Mr. McLeod's consent is attached to this prospectus as an exhibit.


DESCRIPTION OF OUR BUSINESS


General Information

Mondas Minerals Corp. was incorporated in Delaware on April 25, 2008 to engage in the business of acquisition, exploration and development of natural resource properties. Scott D. Bengfort was appointed sole officer/director of the company and the Board voted to seek capital and begin development of our business plan. We received our initial funding of $15,000 through the sale of common stock to Mr. Bengfort who purchased 1,500,000 shares of our Common Stock at $0.01 per share on May 13, 2008.

We are an exploration stage company with no revenues or operating history. We currently own a 100% undivided interest in the Ram 1-4 Mineral Claims located in Esmeralda County, Nevada that we call the "Ram Property." We intend to conduct mineral exploration activities on the Ram Property in order to assess whether it contains any commercially exploitable mineral reserves. Currently there are no known mineral reserves on the property. We have not earned any revenues to date, and our independent auditor has issued an audit opinion which includes a statement expressing substantial doubt as to our ability to continue as a going concern. The source of information contained in this discussion is our geology report prepared by James W. McLeod, P. Geo. dated May 28, 2008.

There is the likelihood of our mineral claims containing little or no economic mineralization or reserves of silver, gold and other minerals. The Ram Property consists of four contiguous, located, lode mineral claims, comprising a total of 82.64 acres and lies in the west central part of Nevada in the Lida Quandrangle Area, Esmeralda County, Nevada. The region is known for its historic production of lode silver and gold. If our claims do not contain any reserves, all funds that we spend on exploration will be lost. Even if we complete our current exploration program and are successful in identifying a mineral deposit we will be required to expend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit or reserve.

We are presently in the exploration stage of our business and we can provide no assurance that any commercially viable mineral deposit exist on our mineral claims, that we will discover commercially exploitable levels of mineral resources on our property, or, if such deposits are discovered, that we will enter into further substantial exploration programs. Further exploration is required before a final determination can be made as to whether our mineral claims possess commercially exploitable mineral deposits. If our claims do not contain any reserves, all funds that we spend on exploration will be lost.

Acquisition of the Ram 1-4 Mineral Claims

In May, 2008, we purchased a 100% undivided interest in the Ram 1-4 Mineral Claims for a price of $7,000 ($3,500 for the claims and $3,500 for the geology report). The claims are staked and recorded in the name of Mondas Minerals Corp. and are in good standing until September 1, 2008.

We engaged James W. McLeod, P. Geo. to prepare a geological evaluation report on the Ram Property. Mr. McLeod is a consulting professional engineer in the Geological Section of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Geological Association of Canada. Mr. McLeod attended the University of British Columbia and holds a Bachelor of Science degree in geology.

The work completed by Mr. McLeod in preparing the geological report consisted of a review of geological data from previous exploration within the region. The acquisition of this data involved the research and investigation of historical files to locate and retrieve data information acquired by previous exploration companies in the area of the mineral claims.

We received the geological evaluation report on the Ram Property entitled "Review and Recommendations, Ram 1-4 Mineral Claims, Lida Quadrangle Area, Esmeralda County, Nevada, USA" prepared by Mr. McLeod on May 28, 2008. The geological report summarizes the results of the history of the exploration of the mineral claims, the regional and local geology of the mineral claims and the mineralization and the geological formations identified as a result of the prior exploration. The geological report also gives conclusions regarding potential mineralization of the mineral claims and recommends a further geological exploration program on the mineral claims. The description of the Ram Property provided below is based on Mr. McLeod's report.


WASHOE
HUMBOLDT
ELKO
PERSHING
CHURCHILL
LANDER
EUREKA
WHITE PINE
MINERAL
NYE
ESMERALDA
LINCOLN
CLARK
Winnemucca
Wells
Elko
Carlin
Battle Mountain
Lovelock
Reno
Fernley
Fallon
Austin
Eureka
Ely
Carson City
Currant
Hawthorne
Tonopah
Goldfield
Caliente
Beatty
Las Vegas
PROPERTY LOCATION
0 25 50 100 MILES
0 50 100 KM.
95
80
50
93
6
15


PROFESSIONAL
PROVINCE OF
J. W. McLEOD
BRITISH COLUMBIA
GEOSCIENTIST


N

MONDAS MINERALS CORP.

RAM 1-4 MINERAL CLAIMS

LIDA QUADRANGLE, R41 E - T5S

LOCATION MAP

ESMERALDA CO., NEVADA

SCALE : AS SHOWN	DATE : MAY 2008
DRAWN BY : J.M.	FIGURE : 1

<u>Requirements or Conditions for Retention of Title</u>

In addition to the state regulations, federal regulations require a yearly maintenance fee to keep the claims in good standing. In accordance with Federal regulations, the Ram Property is in good standing to September 1, 2008. A yearly maintenance fee of $125 is required to be paid to the Bureau of Land Management prior to the expiry date to keep the claims in good standing for an additional year.

<u>Glossary</u>

(Specific to the Report on the Ram 1-4 Mineral Claims, by James W. McLeod, P. Geo., Consulting Geologist dated February 5, 2008)

<u>Aeromagnetic survey</u> – a magnetic survey conducted from the air normally using a helicopter or fixed-wing aircraft to carry the detection instrument and the recorder.

<u>Alluvium</u> – unconsolidated sediments that are carried and hence deposited by a stream or river. In the southwest USA, most in filled valleys often between mountain ranges were deposited with alluvium.

<u>Andesitic to basaltic composition</u> – a range of rock descriptions using the chemical make-up or mineral norms of the same.

<u>Aphanitic</u> – fine grained crystalline texture

<u>Blind-basin</u> – a basin practically closed off by enveloping rock exposures making the central portion of unconsolidated alluvial basin isolated.

<u>Colluvium</u> – loose, unconsolidated material usually derived by gravitational means, such as falling from a cliff or scarp-face and often due to a sort of benign erosion such as heating and cooling in a desert environment.

<u>Desert wash</u> – a longer than wide depression that could be favorable to in-filling by material from adjacent eroding mountains.

<u>Elongate basin</u> – a longer than wide depression that could be favorable to in-filling by material from adjacent eroding mountains.

<u>Formation</u> – the fundamental unit of similar rock assemblages used in stratigraphy.

<u>Intermontane belt</u> – between mountains (ranges), a usually longer than wide depression occurring between enclosing mountain ranges that supply the erosional material to infill the basin.

<u>Lode mineral claim (Nevada)</u> – with a maximum area contained within 1500' long by 600' wide = 20.66 acres.

<u>Overburden or Drift Cover</u> – any loose material which overlies bedrock.

<u>Plagioclase feldspar</u> – a specific range of chemical composition of common or abundant rock forming silicate minerals.

<u>Playa</u> – the lowest part of an intermontane basin which is frequently flooded by run-off from the adjacent highlands or by local rainfall.

<u>Plutonic, igneous or intrusive rock</u> – usually a medium to coarser grain sized crystalline rock that generally is derived from a sub-surface magma and then consolidated, such as in dykes, plugs, stocks or batholiths, from smallest to largest.

Porphyritic in augite pyroxene – large porphyroblasts or crystals of a specific rock-forming mineral, i.e. augite occurring within a matrix of finer grained rock-forming minerals.

Quarternary – the youngest period of the Cenozoic era.

Snow equivalent – Approximately 1" of precipitation (rain) = 1' snow.

Syenite – Coarse grained, alkalic, low in quartz intrusive rock.

Trachyte – fine grained or glassy equivalent of a syenite.

Volcaniclastic – Angular to rounded particles of a wide range of size within (a welded) finer grain-sized matrix of volcanic origin.

Description of Property

The property owned by Mondas Minerals Corp., on which the net proceeds of the offering will be spent, is the Ram 1-4 Mineral Claims which is comprised of four contiguous claims totaling 82.64 acres, located in the Lida Quadrangle Area, Esmeralda County, Nevada, USA.

The Ram Property is motor vehicle accessible from the town of Goldfield, Nevada by traveling 17 miles south along Highway 95 to the Lida cut-off, Highway 266 and then 13 miles west to a good gravel road that travels north along the Westside of Mount Jackson for 3 miles to a good gravel road to the west-northwest that is then taken for 0.5 miles to the center post of the Ram 1-4 mineral claims.

The claims were recorded with the County and the Bureau of Land Management. Prior to September 1, 2008, we will be required to make a filing that discloses our intent to do field work and record it as assessment work with the Bureau of Land Management, Reno, Nevada.

Climate and General Physiography

The area experiences about 4" to 8" precipitation annually of which about 20% may occur as a snow equivalent. This amount of precipitation suggests a climatic classification of arid to semi-arid. The summers can experience hot weather, middle 60 to 70 degrees F. average with high spells of 100 plus degrees F. while the winters are generally more severe than the dry belt to the west and last from December through February. Temperatures experienced during mid winter average, for the month of January, from the high 20s to the low 40s F with lows down to -20 degrees F.

The claim area ranges in elevation from 5,390' - 5,490' mean sea level. The physiographic setting of the property can be described as open desert in a valley within a mosaic of low, rugged mountains on the west and east well beyond the claim boundaries. The area has been surfacially effected by colluvial, alluvial and wind erosion and the depositional (drift cover) effects of in-filling. Thickness of drift cover in the valleys may vary considerably, but should not be very deep because of its close proximity to bedrock.

The physiography of the Ram Property is very low sloping terrain to the east towards the western base of Mount Jackson. Much of this area in a broad open valleys and moderately high mountain ridges hosts sagebrush and other desert plants on the low hill slopes. Joshua trees and cacti, such as the prickly pear grow as far north as Goldfield. Juniper and pinon growing above 6,500' with pinon becoming more dominant at higher elevations. At elevations in the range of 7,500' along water courses can be found small groves of trembling aspen.

Infrastructure

The town of Tonopah offers much of the necessary infrastructure required to base and carry-out an exploration program (accommodations, communications, equipment and supplies). Larger or specialized equipment can likely be acquired in the City of Las Vegas lying 209 miles south of Tonopah by paved road (Highway 95).

Infrastructure such as highways and secondary roads, communications, accommodations and supplies that are essential to carrying out an exploration program are at hand, between Tonopah, Goldfield and Las Vegas.

Property History

The recorded mining history of the general area dates from the 1860s when prospectors passed through heading north and west. The many significant lode gold, silver and other mineral product deposits developed in the area was that of the Goldfield Camp, 1905; Coaldale, coal field, 1913; Divide Silver Mining District, 1921 and the Candalaria silver-gold mine which operated as an underground lode gold deposit in 1922 and again in the 1990s as an open cut, cyanide heap leach operation. The Tonopah District while mainly in Nye County is on the edge of nearly all of the gold-silver camps of Esmeralda County, if not strictly in location then certainly as a headquarters and supply depot for the general area. The Tonopah Camp produced mainly silver with some gold from quartz veins in Tertiary volcanic rocks. The period 1900-1921 saw the Camp produce from 6.4 million tons of ore, 138 million ounces of silver and 1.5 million ounces of gold or an average of 22 oz/ton silver and slightly less than ¼ oz/ton gold, very rich ore by current standards.

Regional Geology

The regional geology of Nevada is depicted as being underlain by all types of rock units. These appear to range from oldest to youngest in an east to west direction, respectively. The oldest units are found to occur in the southeast corner of the State along the Colorado River. The bedrock units exhibit a north-south fabric of alternating east-west ranges and valleys. This feature may suggest E-W compression that may have expression as low angle thrust faults on walls of some canyons (see Figure 3a). Faulting plays a large part in many areas of Nevada and an even larger part in the emplacement of mineral occurrences and ore bodies.


RAM CLAIMS
T 5 S
T 6 S
T 7 S
T 8 S
T 9 S
T 10 S
T 11 S
R 39 E
R 40 E
R 41 E
R 42 E
R 43 E
117°30'
CALIFORNIA
AFTER U.S.G.S. BULLETIN 78, PLATE 1
For legend see Fig. 3b
MONDAS MINERALS CORP.
RAM 1 - 4 MINERAL CLAIMS
LIDA QUADRANGLE, R41E - T5S
REGIONAL GEOLOGY
ESMERALDA CO., NEVADA
0 2 4 8 MILES
0 5 10 KM.
SCALE: 1:250,000
DATE: MAY 2008
FIGURE: 3a
N

Local Geology

The local geology about Mount Jackson and Mount Jackson Ridge which lies approximately 45 air miles to the south-southwest of Tonopah, Nevada reveals a N-S trending, elongate or elliptical blind-basin bounded, i.e. closed off around much of its perimeter by rock exposures.

Throughout this outcropping ring-shaped feature are abundant, scattered rock exposures of Lower to Middle Paleozoic carbonate and aphanitic to very fine grain sized sediments, as quartzite, siltstone, claystone and more abundant limestone. Some transitional metamorphic rocks are inter-layered.

More abundant Tertiary age intrusive rocks dominate the northern end of the canyon ring while older Lower Paleozoic sedimentary and lesser metamorphic equivalents are more abundant in the southern part of the canyon.

Thrust faulting is noticeable in rock exposures at the west-end of the large covered basin approximately 12 miles south-southwest of the mineral claims in the vicinity of Lida, Nevada within the older Lower Cambrian sedimentary rock units. The oldest meta-sedimentary units can be overlain by granitic rocks of Jurassic age or Tertiary age volcanic rock of andesite to rhyolite composition.

The outcrops partially surrounding or flanking the alluvial covered valley underlying the mineral claim area suggests mineral occurrences or structurally prepared bedrock could be sought after in those areas.

Property Geology and Mineralization

The geology of the Ram Property area may be described as being underlain by Lower Cambrian sediments and their metamorphic equivalents and partially covered by Quaternary and/or desert wash, collovium, alluvium and playa deposits. This younger covered basin within a larger surrounding area of rock exposure and known mineral occurrences exhibits a good geological setting and an excellent target area in which to conduct mineral exploration.

By far the largest production in the County comes from the vein-type of gold and silver occurrences in quartz fissures in either pre-Tertiary volcanic or Tertiary volcanic host rocks.

Deposit Types

The deposit types that are found occurring in the regional area and the more localized areas vary considerably. Silver and gold quartz veins predominate at Tonopah. Some of the most productive veins represent the silicification and replacement of sheeted zones of tracheae that was originally marked by close-set parallel fractures, but not faulting. The two hosts of mineralized quartz veins are 1) older pre-Tertiary volcanic rocks, i.e. Silver Peak (Mineral Ridge area), Weepah and Hornsilver or 2) Tertiary rhyolite host rocks that occur at Tonopah and other younger volcanic rocks, i.e. Goldfield and Divide. Base metal deposits are more commonly of interest now than in the past and many prospects occur in the general area. The industrial mineral barite that is observed to occur either in vein or bedded types have been recognized in the general area.

Geophysical techniques may be most effective in the covered areas as a follow-up prospecting and MMI soil sampling of the Phase 1 program.

Exploration

Geophysics of the Ram 1-4 Mineral Claims

The aeromagnetic results shown in Figure 4 are from a survey after U.S.G.S. map GP-753.

The Ram mineral property is seen to lie between two slightly magnetic high lobes. The change in gradient in the claim area suggests an in-filled basin feature i.e. a possible northerly trending and southwest dipping feature that possibly



RAM CLAIMS

EXPLANATION

Magnetic contours

Showing total intensity magnetic field of the earth
in gammas relative to arbitrary datum. Hachured
to indicate closed areas of lower magnetic intensity. Contour intervals are 20 and 100 gammas

Flight path
Showing location and spacing of data

After U.S.G.S.
Map GP-753

MONDAS MINERALS CORP.	
RAM 1-4 MINERAL CLAIMS	
LIDA QUADRANGLE, R41E-T5S	
AEROMAGNETIC MAP	
ESMERALDA CO., NEVADA	
SCALE: 1:250,000	DATE: MAY 2008
DRAWN BY: J.M.	FIGURE: 4

reflects a rock contact or alteration zone. Ground geophysical surveys may add more detail to our understanding of the possible potential of the claim area.

Geochemistry of the Ram 1-4 Mineral Claims

To the best of the consulting geologist's knowledge, the Ram 1-4 property has not undergone any detailed ground exploration work including geochemistry which may have usefulness in this area.

Drilling

No drilling appears to have taken place on the area covered by the Ram mineral claims.

Sample Method and Approach

Standard sampling methods are utilized, for example a rock sample would be acquired from the rock exposure with a hammer. The sample will be roughly 2"x2"x2" of freshly broken material. The samples grid location correlated with global positioning system location will be marked in the logbook after a sample number has been assigned. The sample number would be impressed on an aluminum tag and on a flagging that will be affixed at the sample site for future location.

Results

As exploration work could be conducted and assessed, a decision would be made as to its importance and priority. The next phase of work will be determined by the results from the preceding one. At this point, it is necessary to suggest that a three phase exploration approach be recommended.

Sample Preparation, Analyses and Security

Our rock exposure samples would be taken with known grid relationships that have been tied-in with a hand held global positioning system (GPS).

The samples would be in the possession of the field supervisor of the exploration project.

The relatively new proprietary method called mobile metal ions (MMI) may be very useful in our exploration endeavors. The samples in the desert climates are taken consistently from between 8" and 10" in the soil layer below the organic zone. The samples undergo selective digestion with subsequent analyses for the chosen metal package, but most likely the standard multi-element package with gold would be undertaken. The cost of taking the MMI sample and the analyses are more expensive than standard method, but some studied results have been encouraging. All analyses and assaying will be carried out in a certified laboratory.

Data Verification

Previous exploration has not been conducted on this mineral claim area by the consulting geologist but its good geological setting and interesting aeromagnetic data encourages the recommendation to conduct exploration work on the property. The consulting geologist is confident any information included in this report is accurate and can be utilized in planning further exploration work.

Adjacent Properties

The Ram 1-4 mineral claims occur in a general area that possibly has undergone some prospecting in the past. The general area has known barite occurrences, as well as gold and silver potential. The Ram property does not have immediately adjacent mineral properties.

Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing analyses have been carried out on the Ram property.

Mineral Resource and Mineral Reserve Estimates

No mineralization has been encountered to date by the consulting geologist and no calculation of any reliable mineral resource or reserve, conforming to currently accepted standards, could be undertaken at this time.

Other Relevant Data and Information

All relevant data and information concerning the Ram property has been presented in this report.

Interpretation and Conclusions

The object of the recommendations made are to facilitate in the possible discovery of a large, probably low-grade mineral deposit of base and/or precious metals or other minerals of economic consideration that have open pit and/or underground mining potential. If such a deposit exists, it may occur under the drift or overburden covered areas of the Ram 1-4 mineral claims.

Recommendations

The consulting geologist believes that the known mineralization encountered to date in neighboring areas is possibly indicative of a larger mineralized system in the general area. The drift covered parts of the property offer good exploration targets because of the possibility of mineralization, good geological setting and generally a lack of exploration testing. Also, remote sensing such as aeromagnetics may indicate possible exploration areas of interest within the Ram 1-4 mineral claims.

Detailed prospecting, mapping and reconnaissance MMI soil geochemical surveys of the claim area should be undertaken if and when the Company is in a position to do so. The following three phase exploration proposal and cost estimate is offered with the understanding that consecutive phases are contingent upon positive and encouraging results being obtained from each preceding phase.

Phase	Exploration Program	Cost	Status
Phase 1	Detailed Prospecting, mapping and soil geochemistry. The timeline for accomplishing this phase of fieldwork including the turn-around time on analyses is approximately two months.	$9,500	Expected to be completed in fall, 2008 (dependent on consulting geologist's schedule).
Phase 2	Magnetometer and VLF electromagnetic, grid controlled surveys over the areas of interest determined by the Phase 1 survey. Included in this estimated cost is transportation, accommodation, board, grid installation, two geophysical surveys, maps and report	$9,500	Expected to be completed in winter, 2008 (depending on the results of Phase 1, and consulting geologist's schedule).
Phase 3	Induced polarization survey over grid controlled anomalous area of interest outlined by Phase 1 and 2 fieldwork. Hoe or bulldozer trenching, mapping and sampling of bedrock anomalies. Includes assays, maps and reports.	$25,000	Expected to be completed in 2009 (depending on the results of Phase 2, and consulting geologist's schedule.)
Total Estimated Cost		**$44,000**	

Competition

We do not compete directly with anyone for the exploration or removal of minerals from our property as we hold all interest and rights to the claims. Readily available commodities markets exist in the U.S. and around the world for the sale of gold, silver and other minerals. Therefore, we will likely be able to sell any gold, silver or other minerals that we are able to recover.

We will be subject to competition and unforeseen limited sources of supplies in the industry in the event spot shortages arise for supplies such as dynamite, and certain equipment such as bulldozers and excavators that we will need to conduct exploration. We have not yet attempted to locate or negotiate with any suppliers of products, equipment or services and will not do so until funds are received from this offering. If we are unsuccessful in securing the products, equipment and services we need we may have to suspend our exploration plans until we are able to do so.

Bankruptcy or Similar Proceedings

There has been no bankruptcy, receivership or similar proceeding.

Reorganizations, Purchase or Sale of Assets

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Compliance with Government Regulation

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the United States generally, and in Nevada specifically. We will also be subject to the regulations of the Bureau of Land Management.

Patents, Trademarks, Franchises, Concessions, Royalty Agreements, or Labor Contracts

We have no current plans for any registrations such as patents, trademarks, copyrights, franchises, concessions, royalty agreements or labor contracts. We will assess the need for any copyright, trademark or patent applications on an ongoing basis.

Need for Government Approval for its Products or Services

We are not required to apply for or have any government approval for our products or services.

Research and Development Costs during the Last Two Years

We have not expended funds for research and development costs since inception.

Employees and Employment Agreements

Our only employee is our sole officer, Scott D. Bengfort who currently devotes 5 hours per week to company matters and after receiving funding he plans to devote as much time as the board of directors determines is necessary to manage the affairs of the company. There are no formal employment agreements between the company and our current employee.


DESCRIPTION OF PROPERTY


We do not currently own any property. We are currently operating out of the premises of our President, Scott D. Bengfort on a rent free basis during our exploration stage. The office is at 13983 West Stone Avenue, Post Falls, ID 83854. We consider our current principal office space arrangement adequate and will reassess our needs based upon the future growth of the company.

LEGAL PROCEEDINGS

We are not involved in any pending legal proceeding nor are we aware of any pending or threatened litigation against us.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No public market currently exists for shares of our common stock. Following completion of this offering, we intend to apply to have our common stock listed for quotation on the Over-the-Counter Bulletin Board.

Penny Stock Rules

The Securities and Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

A purchaser is purchasing penny stock which limits the ability to sell the stock. The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act. The shares will remain penny stocks for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his/her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in us will be subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document, which:

— contains a description of the nature and level of risk in the market for penny stock in both public offerings and secondary trading;
— contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the Securities Act of 1934, as amended;
— contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" price for the penny stock and the significance of the spread between the bid and ask price;
— contains a toll-free telephone number for inquiries on disciplinary actions;
— defines significant terms in the disclosure document or in the conduct of trading penny stocks; and
— contains such other information and is in such form (including language, type, size and format) as the Securities and Exchange Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, to the customer:

— the bid and offer quotations for the penny stock;
— the compensation of the broker-dealer and its salesperson in the transaction;
— the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
— monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling their securities.

Regulation M

Our officer and director, who will offer and sell the Shares, is aware that he is required to comply with the provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the officers and directors, sales agents, any broker-dealer or other person who participate in the distribution of shares in this offering from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.

Reports

We are subject to certain reporting requirements and will furnish annual financial reports to our stockholders, certified by our independent accountants, and will furnish un-audited quarterly financial reports in our quarterly reports filed electronically with the SEC. All reports and information filed by us can be found at the SEC website, www.sec.gov.

Stock Transfer Agent

The company's stock transfer agent is Signature Stock Transfer.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

We have generated no revenue since inception and have incurred $7,000 in expenses through June 30, 2008.

The following table provides selected financial data about our company for the period from the date of incorporation through June 30, 2008. For detailed financial information, see the financial statements included in this prospectus.

Balance Sheet Data:	06/30/2008
Cash	$ 8,000
Total assets	8,000
Total liabilities	$ 0
Shareholders' equity	$ 8,000

Other than the shares offered by this prospectus, no other source of capital has been identified or sought. If we experience a shortfall in operating capital prior to funding from the proceeds of this offering, our director has verbally agreed to advance the company funds to complete the registration process.

PLAN OF OPERATION

Going Concern

Our auditor has issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated revenues and no revenues are anticipated until we begin removing and selling minerals. There is no assurance we will ever reach that point.

Our current cash balance is $8,000. We believe our cash balance is sufficient to fund our limited levels of operations until we receive funding. If we experience a shortage of funds prior to funding we may utilize funds from our director, who has informally agreed to advance funds to allow us to pay for offering costs, filing fees, and professional fees, however he has no formal commitment, arrangement or legal obligation to advance or loan funds to the company. In order to achieve our business plan goals, we will need the funding from this offering. We are an exploration stage company and have generated no revenue to date. We have sold $15,000 in equity securities to pay for our minimum level of operations.

Our exploration target is to find exploitable minerals on our property. Our success depends on achieving that target. There is the likelihood of our mineral claims containing little or no economic mineralization or reserves of gold, silver and other minerals. There is the possibility that our claims do not contain any reserves and funds that we spend on exploration will be lost. Even if we complete our current exploration program and are successful in identifying a mineral deposit, we will be required to expend substantial funds to bring our claims to production. We are unable to assure you we will be able to raise the additional funds necessary to implement any future exploration or extraction program even if mineralization is found.

Our plan of operation for the twelve months following the date of this prospectus is to complete the first two phases of the exploration program on our claims consisting of geological mapping, soil sampling and rock sampling. In addition to the $9,500 we anticipate spending for Phase 1 and $9,500 on Phase 2 of the exploration program as outlined below, we anticipate spending an additional $14,000 on professional fees, including fees payable in connection with the filing of this registration statement and complying with reporting obligations, and general administrative costs. Total expenditures over the next 12 months are therefore expected to be approximately $33,000, which is the amount to be raised in this offering and our cash on hand. If we experience a shortage of funds prior to funding during the next 12 months, we may utilize funds from our director, who has informally agreed to advance funds to allow us to pay for professional fees, including fees payable in connection with the filing of this registration statement and operation expenses, however, he has no formal commitment, arrangement or legal obligation to advance or loan funds to the company. We will require the funds from this offering to proceed.

We engaged Mr. James W. McLeod, P. Geo., to prepare a geological evaluation report on the Ram Property. Mr. McLeod's report summarizes the results of the history of the exploration of the mineral claims, the regional and local geology of the mineral claims and the mineralization and the geological formations identified as a result of the prior exploration in the claim areas. The geological report also gives conclusions regarding potential mineralization of the mineral claims and recommends a further geological exploration program on the mineral claims. The exploration program recommended by Mr. McLeod is as follows:

Phase	Exploration Program	Cost	Status
Phase 1	Detailed Prospecting, mapping and soil geochemistry. The timeline for accomplishing this phase of fieldwork including the turn-around time on analyses is approximately two months.	$9,500	Expected to be completed in fall, 2008 (dependent on consulting geologist's schedule).
Phase 2	Magnetometer and VLF electromagnetic, grid controlled surveys over the areas of interest determined by the Phase 1 survey. Included in this estimated cost is transportation, accommodation, board, grid installation, two geophysical surveys, maps and report	$9,500	Expected to be completed in winter, 2008 (depending on the results of Phase 1, and consulting geologist's schedule).
Phase 3	Induced polarization survey over grid controlled anomalous area of interest outlined by Phase 1 and 2 fieldwork. Hoe or bulldozer trenching, mapping and sampling of bedrock anomalies. Includes assays, detailed maps and reports.	$25,000	Expected to be completed in 2009 (depending on the results of Phase 2, and consulting geologist's schedule.)
Total Estimated Cost		**$44,000**	

If we are successful in raising the funds from this offering we plan to commence Phase 1 of the exploration program on the claims in the fall of 2008. We have a verbal agreement with James McLeod, the consulting geologist, who prepared the geology report on our claims, to retain his services for our planned exploration program. We expect this phase to take two weeks to complete and an additional three months for the consulting geologist to receive the results from the assay lab and prepare his report. If Phase 1 of the exploration program is successful, we anticipate commencing Phase 2 in the winter of 2008. We expect this phase to take three weeks to complete and an additional three months for the consulting geologist to receive the results from the assay lab and prepare his report.

The above program costs are management's estimates based upon the recommendations of the professional consulting geologist's report and the actual project costs may exceed our estimates. To date, we have not commenced exploration.

Following phase two of the exploration program, if it proves successful in identifying mineral deposits, we intend to proceed with phase three of our exploration program if we are able to raise the funds necessary. The estimated cost of this program is $25,000 and will take approximately 4 weeks to complete and an additional three to four months for the consulting geologist to receive the results from the assay lab and prepare his report.

Subject to financing, we anticipate commencing the third phase in 2009. We will require additional funding to proceed with phase three and any subsequent work on the claims, we have no current plans on how to raise the additional funding. We cannot provide investors with any assurance that we will be able to raise sufficient funds to proceed with any work after the first phase of the exploration program.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Limited Operating History; Need for Additional Capital

There is no historical financial information about us on which to base an evaluation of our performance. We are an exploration stage company and have not generated revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our property, and possible cost overruns due to increases in the cost of services.

To become profitable and competitive, we must conduct the exploration of our properties before we start into production of any minerals we may find. We are seeking funding from this offering to provide the capital required for the first two phases of our exploration program. We believe that the funds from this offering will allow us to operate for one year.

We have no assurance that future financing will materialize. If that financing is not available to us for the second phase of our exploration program we may be unable to continue.

Liquidity and Capital Resources

To meet our need for cash we are attempting to raise money from this offering. We cannot guarantee that we will be able to sell all the shares required. If we are successful any money raised will be applied to the items set forth in the Use of Proceeds section of this prospectus. If the first two phases of our exploration program are successful in identifying mineral deposits we will attempt to raise the necessary funds to proceed with phase three, and any subsequent drilling and extraction. The sources of funding we may consider to fund this work include a second public offering, a private placement of our securities or loans from our director or others.

Our director has agreed to advance funds as needed until the offering is completed or failed and has agreed to pay the cost of reclamation of the property should exploitable minerals not be found and we abandon the third phase of our exploration program and there are no remaining funds in the company. While he has agreed to advance the funds, the agreement is verbal and is unenforceable as a matter of law.

The property in the Company's portfolio, on which the net proceeds of the offering will be spent, is the Ram 1-4 Mineral Claims. We have not carried out any exploration work on the claims and have incurred no exploration costs.

We received our initial funding of $15,000 through the sale of common stock to Scott D. Bengfort, our officer and director, who purchased 1,500,000 shares of our common stock at $0.01 per share on May 13, 2008. From inception until the date of this filing we have had no operating activities. Our financial statements from inception (April 25, 2008) through the year ended June 30, 2008 report no revenues and a net loss of $7,000.

<u>Significant Accounting Policies</u>

Basis of Presentation

The Company reports revenue and expenses using the accrual method of accounting for financial and tax reporting purposes.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Mineral Property Acquisition and Exploration Costs

Mineral property acquisition, exploration and development costs are expensed as incurred until such time as economic reserves are quantified. To date the Company has not established any proven or probable reserves on its mineral properties.

Depreciation, Amortization and Capitalization

The Company records depreciation and amortization, when appropriate, using both straight-line method over the estimated useful lives of the assets (five to seven years). Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Property sold or retired, together with the related accumulated depreciation is removed from the appropriate accounts and the resultant gain or loss is included in net income.

Income Taxes

The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under Statement 109, a liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between basis used for financial reporting and income tax reporting purposes. Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not, that the Company will not realize the tax assets through future operations.

Fair Value of Financial Instruments

Financial accounting Standards Statement No. 107, "Disclosures about Fair Value of Financial Instruments", requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The Company's financial instruments consist primarily of cash and certain investments.

Investments

Investments that are purchased in other companies are valued at cost less any impairment in the value that is other than temporary in nature.

Per Share Information

The Company computes per share information in accordance with SFAS No. 128, "Earnings per Share" which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of common shares outstanding during such period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive. The Company has basic and diluted loss per share of $0.0001

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The name, age and title of our executive officer/director is as follows:

Name and Address of Executive Officer and/or Director	Age	Position
Scott D. Bengfort 13983 West Stone Avenue Post Falls, ID 83854	59	President, Secretary, Treasurer and Director

Scott D. Bengfort is the promoter of Mondas Minerals Corp., as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

 Mr. Bengfort has no formal training as a geologist or in the technical or managerial aspects of management of a mineral exploration company. Her prior business experiences have primarily been in sales and marketing and not in the mineral exploration industry. Accordingly, we will have to rely on the technical services of others to advise us on the managerial aspects specifically associated with a mineral exploration company. We do not have any employees who have professional training or experience in the mining industry. We rely on independent geological consultants to make recommendations to us on work programs on our property, to hire appropriately skilled persons on a contract basis to complete work programs and to supervise, review, and report on such programs to us.

Term of Office

Our director is appointed to hold office until the next annual meeting of our stockholders or until his successor is elected and qualified, or until he resigns or is removed in accordance with the provisions of the Delaware Revised Statutes. Our officer is appointed by our Board of Directors and holds office until removed by the Board. The Board of Directors has no nominating, auditing or compensation committees.

Significant Employees

We have no significant employees other than our officer and/or director, Ms. Scott D. Bengfort. Mr. Bengfort currently devotes approximately 5 hours per week to company matters. After receiving funding per our business plan Mr. Bengfort intends to devote as much time as the Board of Directors deem necessary to mange the affairs of the company.

Mr. Bengfort has not been the subject of any order, judgment, or decree of any court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring, suspending or otherwise limited her from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

Mr. Bengfort has not been convicted in any criminal proceeding (excluding traffic violations) nor is he subject of any currently pending criminal proceeding.

We conduct our business through agreements with consultants and arms-length third parties. Currently, we have no formal consulting agreements in place. We have a verbal arrangement with the consulting geologist currently conducting the exploratory work on the Ram Property. We pay the consulting geologist the usual and customary rates received by geologists performing similar consulting services.

Resume

Scott D. Bengfort serves as Director, President, Secretary and Treasurer of Mondas Minerals Corp. since April 25, 2008 (inception). From March, 2008 to current, Mr. Bengfort serves as a home consultant with Clayton Homes, a wholly owned division of Berkshire Hathaway, a publicly traded company. From August 2003 to March, 2008, he served as customer service representative in sales and leasing at Knudtsent Chevrolet, Post Falls, ID. From March 2002 to August, 2003, he worked in sales and leasing at Lithia Motors, Spokane, WA. Mr. Bengfort has over 25 years experience in sales, marketing and business management. Mr. Bengfort holds a Bachelor of Science degree in Pre-Law and Psychology from the University of Iowa, Iowa City, Iowa.


EXECUTIVE COMPENSATION


Management Compensation

Currently, Scott D. Bengfort, our officer and director receives no compensation for his services during the exploration stage of our business operations. He is reimbursed for any out-of-pocket expenses that he incurs on
our behalf. In the future, we may approve payment of salaries for officers and directors, but currently,
no such plans have been approved. We do not have any employment agreements in place with our sole
officer and director. We also do not currently have any benefits, such as health or life insurance, available to our
employees.


SUMMARY COMPENSATION TABLE


Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compen-sation	Change in Pension Value and Non-qualified Deferred Compen-sation Earnings	All Other Compen-sation	Total
Scott D. Bengfort, President, CEO, CFO and Director	2008	0	0	0	0	0	0	0	0

<p style="text-align:center">OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END</p>

	Option Awards							Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Scott D. Bengfort	0	0	0	0	0	0	0	0	0

<p style="text-align:center">DIRECTOR COMPENSATION</p>

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Scott D. Bengfort	0	0	0	0	0	0	0

There are no current employment agreements between the company and its officer/director.

On May 13, 2008, a total of 1,500,000 shares of common stock were issued to Scott D. Bengfort in exchange for cash in the amount of $15,000 or $0.01 per share. The terms of this stock issuance was as fair to the company, in the opinion of the board of director, as if it could have been made with an unaffiliated third party.

Mr. Bengfort currently devotes approximately 5 hours per week to manage the affairs of the company. He has agreed to work with no remuneration until such time as the company receives sufficient revenues necessary to provide management salaries. At this time, we cannot accurately estimate when sufficient revenues will occur to implement this compensation, or what the amount of the compensation will be.

There are no annuity, pension or retirement benefits proposed to be paid to the officer or director or employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the company or any of its subsidiaries, if any.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of July 14, 2008 by: (i) each person (including any group) known to us to own more than five percent

(5%) of any class of our voting securities, (ii) our director, and or (iii) our officer. Unless otherwise indicated, the stockholder listed possesses sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock[1]
Common Stock	Scott D. Bengfort, Director 13983 West Stone Avenue Post Falls, ID 83854	1,500,000 Direct	100%
Common Stock	Officer and/or director as a Group	1,500,000	100%

Holders of More than 5% of Our Common Stock

(1)   A beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on July 14, 2008. As of July 14, 2008, there were 1,500,000 shares of our common stock issued and outstanding.

<u>**Future Sales by Existing Stockholders**</u>

A total of 1,500,000 shares have been issued to the existing stockholder, all of which are held by our sole officer/director and are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Act. Under Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing six months after their acquisition. Any sale of shares held by the existing stockholder (after applicable restrictions expire) and/or the sale of shares purchased in this offering (which would be immediately resalable after the offering), may have a depressive effect on the price of our common stock in any market that may develop, of which there can be no assurance.

Our principal shareholder does not have any plans to sell his shares at any time after this offering is complete.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


Scott D. Bengfort is our sole officer/director. We are currently operating out of the premises of Mr. Bengfort on a rent-free basis for administrative purposes. There is no written agreement or other material terms or arrangements relating to said arrangement.

On May 13, 2008, the Company issued a total of 1,500,000 shares of common stock to Scott D. Bengfort for cash at $0.01 per share for a total of $15,000.

We do not currently have any conflicts of interest by or among our current officer, director, key employee or advisors. We have not yet formulated a policy for handling conflicts of interest; however, we intend to do so upon completion of this offering and, in any event, prior to hiring any additional employees.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the By-Laws of the company, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore unenforceable.

In the event that a claim\ for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or other control person in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it, is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

AVAILABLE INFORMATION

We have filed a registration statement on Form S-1, of which this prospectus is a part, with the U.S. Securities and Exchange Commission. Upon completion of the registration, we will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file all requisite reports, such as Forms 10-K, 10-Q and 8-K, proxy statements, under Sec.14 of the Exchange Act, and other information with the Commission. Such reports, proxy statements, this registration statement and other information, may be inspected and copied at the public reference facilities maintained by the Commission at 100 Fifth Street NE, Washington, D.C. 20549. Copies of all materials may be obtained from the Public Reference Section of the Commission's Washington, D.C. office at prescribed rates. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

FINANCIAL STATEMENTS

The financial statements of Mondas Minerals Corp. for the year ended June 30, 2008 and related notes, included in this prospectus have been audited by Moore & Associates, CPA, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no changes in or disagreements with our accountants.

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Mondas Minerals Corporation
(An Exploration Stage Company)

We have audited the accompanying balance sheet of Mondas Minerals Corporation (An Exploration Stage Company) as of June 30, 2008, and the related statements of operations, stockholders' equity and cash flows for the year ended June 30, 2008 and since inception on April 25, 2008 through June 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conduct our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mondas Minerals Corporation (An Exploration Stage Company) as of June 30, 2008, and the related statements of operations, stockholders' equity and cash flows for the year ended June 30, 2008 and since inception on April 25, 2008 through June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has incurred a net loss of $7,000, which raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered
Moore & Associates Chartered
Las Vegas, Nevada
July 9, 2008

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7499 Fax (702) 253-7501

Mondas Minerals Corp.
(An Exploration Stage Company)
Balance Sheet

	As of **June 30, 2008**
ASSETS	
Current Assets	
Cash	$ 8,000
Total Current Assets	8,000
Fixed Assets	
Total Fixed Assets	—
Total Assets	$ 8,000
LIABILITIES	
Current Liabilities	
Loan from Director	$ —
Total Current Liabilities	—
Long term Liabilities	$ —
Total Liabilities	
EQUITY	
100,000,000 Common Shares Authorized at $0.0001 par value	
1,500,000 Common Shares Issued and Outstanding	150
Additional Paid in Capital	14,850
Deficit Accumulated during Exploration Stage	(7,000)
Total Stockholders Equity	8,000
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$ 8,000

The accompanying notes are an integral part of these financial statements.

Mondas Minerals Corp.
(An Exploration Stage Company)
Statement of Operations

	From Inception on April 25, 2008 to June 30, 2008
Revenue	$ 0
Expenses	
General and Administrative	—
Total Expenses	—
Other Income (expenses)	—
Recognition of an Impairment Loss (Mineral Claims)	7,000
Income	
Interest Income	—
Income (Loss) Before Income Taxes	(7,000)
Provision For Income Taxes	—
Net Income (Loss)	$ (7,000)
Basic & Diluted (Loss) per Common Share	(0.005)
Weighted Average Number of Common Shares	1,500,000

The accompanying notes are an integral part of these financial statements.

Mondas Minerals Corp.
(An Exploration Stage Company)
Statement of Stockholders' Equity
From Inception April 25, 2008 to June 30, 2008

| | Common Stock | | Paid in | Deficit Accumulated During Exploration | Total |
	Shares	Amount	Capital	Stage	Equity
Common Shares issued to founders on May 13, 2008 @ $0.01 per share, par value $0.0001	1,500,000	$ 150	$ 14,850	$ —	$ 15,000
Net (Loss) for period				(7,000)	(7,000)
Balance, June 30, 2008	1,500,000	$ 150	$ 14,850	$ (7,000)	$ 8,000

The accompanying notes are an integral part of these financial statements.

Mondas Minerals Corp.
(An Exploration Stage Company)
Statement of Cash Flows

	From Inception on April 25, 2008 to June 30, 2008
Operating Activities	
Net Income (Loss)	$ (7,000)
Accounts Payable	—
Impairment of Mineral Rights	7,000
Net Cash from Operating Activities	—
Net Cash After Operating Activities.	—
Financing Activities	
Mineral rights	$ (7,000)
Loan from Director	—
Net Cash from Financing Activities	(7,000)
Net Cash after Operating and Financial Activities	(7,000)
Investing Activities	
Common Shares Issued to Founders, @ $0.01 Per Share	15,000
Net Cash from Investing Activities	15,000
Net Cash After Operating, Financial and Investing Activities.	8,000
Provision for Income Tax	—
Cash at Beginning of Period	—
Cash at end of Period	$ 8,000

Supplemental Disclosure of Cash Flow Information

Cash paid for:

Interest Expense	$ 0
Income Taxes	$ 0

The accompanying notes are an integral part of these financial statements.

Mondas Minerals Corp.
(An Exploration Stage Company)
Notes To Financial Statements
June 30, 2008

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Mondas Minerals, Corp. (the Company) was incorporated on April 25, 2008 under the laws of the State of Delaware. The Company is primarily engaged in the acquisition and exploration of mining properties.

The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations. Upon the location of commercially mineable reserves, the Company plans to prepare for mineral extraction and enter the development stage.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company reports revenue and expenses using the accrual method of accounting for financial and tax reporting purposes.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Mineral Property Acquisition and Exploration Costs

Mineral property acquisition, exploration and development costs are expensed as incurred until such time as economic reserves are quantified. To date the Company has not established any proven or probable reserves on its mineral properties.

Depreciation, Amortization and Capitalization

The Company records depreciation and amortization, when appropriate, using both straight-line method over the estimated useful lives of the assets (five to seven years). Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Property sold or retired, together with the related accumulated depreciation is removed from the appropriate accounts and the resultant gain or loss is included in net income.

Income Taxes

The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under Statement 109, a liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between basis used for financial reporting and income tax reporting purposes. Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not, that the Company will not realize the tax assets through future operations.

Fair Value of Financial Instruments

Financial accounting Standards Statement No. 107, "Disclosures about Fair Value of Financial Instruments", requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The Company's financial instruments consist primarily of cash and certain investments.

Investments

Investments that are purchased in other companies are valued at cost less any impairment in the value that is other than temporary in nature.

Per Share Information

The Company computes per share information in accordance with SFAS No. 128, "Earnings per Share" which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of common shares outstanding during such period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive. The Company has basic and diluted loss per share of $0.0001

Advertising and Marketing

There has not been any advertising or marketing expenses incurred by the company since inception.

Office Space

The company does not lease an office and has not incurred any expenses for office rent since inception.

NOTE 3 - PROVISION FOR INCOME TAXES

The provision for income taxes for the period ended June 30, 2008 represents the minimum state income tax expense of the Company, which is not considered significant.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not presently involved in any litigation.

NOTE 5 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140" to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS NO. 155 amends SFAS NO. 140, "Accounting for the Impairment or disposal of Long-Lived Assets" to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed.

In March 2006, the FASB issued SFAS No. 156 "Accounting for Servicing of Financial Assets, an amendment of FASB Statement NO. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earning or the amortization and impairment requirement of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives t qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006.

These statements are not expected to have a significant effect on the Company's future reported financial position or results of operations.

NOTE 6 – GOING CONCERN

Future issuances of the Company's equity or debt securities will be required in order for the Company to continue to finance its operations and continue as a going concern. The Company's present revenues are insufficient to meet operating expenses.

The financial statements of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative net losses of $ 7,000 since its inception and requires capital for its contemplated operational and marketing activities to take place. The Company's ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company's contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

NOTE 7 – RELATED PARTY TRANSACTIONS

Scott Bengfort, the sole officer and director of the Company may, in the future, become involved in other business opportunities as they become available, thus he may face a conflict in selecting between the Company and his other business opportunities. The Company has not formulated a policy for the resolution of such conflicts.

Scott Bengfort, the sole officer and director of the Company, will not be paid for any underwriting services that he performs on behalf of the Company with respect to the Company's upcoming S-1 offering. He will also not receive any interest on any funds that he advances to the Company for offering expenses prior to the offering being closed which will be repaid from the proceeds of the offering.

NOTE 8 – STOCK TRANSACTIONS

Transactions, other than employees' stock issuance, are in accordance with paragraph 8 of SFAS 123. Thus issuances shall be accounted for based on the fair value of the consideration received. Transactions with employees' stock issuance are in accordance with paragraphs (16-44) of SFAS 123. These issuances shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, or whichever is more readily determinable.

NOTE 9 – STOCKHOLDERS' EQUITY

The stockholders' equity section of the Company contains the following classes of capital stock as of June 30, 2008:

Common Stock, $ 0.0001 par value: 100,000,000 shares authorized; 1,500,000 shares issued and outstanding.

On May 13, 2008 the Company issued a total of 1,500,000 shares of common stock to one director for cash in the amount of $0.01 per share for a total of $15,000.

As of June 30, 2008 the Company had 1,500,000 shares of common stock issued and outstanding.

NOTE 10 – PURCHASE OF MINERAL RIGHTS AND IMPAIRMENT

On June 22, 2008, the Company entered into an agreement to acquire the Ram 1-4 Mineral Claims for $7,000 ($3,500 for the claims and $3,500 for an analysis of the claims). No proven or probable reserves on the property have been established. The total cost of the Mineral Rights acquisition was impaired 100% as of June 30, 2008.

Dealer Prospectus Delivery Obligation

"Until _____, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions."

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution.

The estimated costs of this offering are as follows:

Expenses[1]	US($)
SEC Registration Fee	$ 0.98
Legal and Professional Fees	$ 1,000.00
Accounting and Auditing	$ 3,500.00
Printing of Prospectus	$ 499.02
Total	**$ 5,000.00**

_____

(1) All amounts are estimates, other than the SEC's registration fee.

Item 14. Indemnification of directors and officers.

Mondas Minerals Corp.'s By-Laws allow for the indemnification of the officers and directors in regard to their carrying out the duties of their offices. The board of directors will make determination regarding the indemnification of the director, officer or employee as is proper under the circumstances if he/he has met the applicable standard of conduct set forth in the Delaware General Corporation Law.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling Mondas Minerals Corp., we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

Item 15. Recent sales of unregistered securities.

Set forth below is information regarding the issuance and sales of securities without registration since inception. No such sales involved the use of an underwriter; no advertising or public solicitation was involved; the securities bear a restrictive legend; and no commissions were paid in connection with the sale of any securities.

On May 13, 2008, the Company issued a total of 1,500,000 shares of common stock to Scott D. Bengfort for cash at $0.01 per share for a total of $15,000.

These securities were issued in reliance upon the exemption contained in Section 4(2) of the Securities Act of 1933. These securities were issued to a promoter of the company and bear a restrictive legend.

Item 16. Exhibits.

The following exhibits are included with this registration statement:

Exhibit Number	Description
3.1	Certificate of Incorporation
3.2	Bylaws
5.1	Opinion re: Legality and Consent of Counsel
23.1	Consent of Independent Auditor
23.3	Consent of Professional Geologist
99.1	Subscription Agreement

Item 17. <u>Undertakings</u>

a.   The undersigned registrant hereby undertakes:

   1.   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      i.   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
      ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
      iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

   2.   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   3.   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   4.   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

      i.   If the registrant is relying on Rule 430B (230.430B of this chapter):

         A.   Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
         B.   Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or

prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii. If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5. That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to our director, officer and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act, and is, therefore, unenforceable.

In the event that a claims for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act, and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Post Falls, Idaho on July 14, 2008.


Mondas Minerals Corp., Registrant

By: /s/ Scott D. Bengfort
Scott D. Bengfort, President, Secretary,
Treasurer, Chief Executive Officer,
Chief Financial Officer and
Principal Accounting Officer and
Sole Director


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Scott D. Bengfort	Chief Executive Officer	July 14, 2008
Scott D. Bengfort	Title	Date

/s/ Scott D. Bengfort	Chief Financial Officer	July 14, 2008
Scott D. Bengfort	Title	Date

/s/ Scott D. Bengfort	Principal Accounting Officer	July 14, 2008
Scott D. Bengfort	Title	Date